UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: July 21, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

METHANEX ANNOUNCES 33% INCREASE IN QUARTERLY DIVIDEND

July 21, 2004

Methanex Corporation announced today that its Board of Directors has approved an increase in the Company’s quarterly dividend to shareholders. The quarterly dividend will increase by 33 percent from US$0.06 per share to US$0.08 per share and will apply commencing with the dividend payable on September 30, 2004 to holders of common shares of record on September 16, 2004.

Bruce Aitken, President and CEO of Methanex, commented, “When we initiated a regular quarterly dividend to shareholders in 2002, we stated our belief that such a distribution was not only sustainable but could be built upon over time as we improved the quality of our global methanol assets. This increase in the dividend, the second increase since its inception, reflects our continued confidence in our business and our commitment to deliver value to shareholders.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries: Chris Cook Director, Investor Relations Phone: (604) 661-2600
Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include the payment of dividends in the future, which will be at the discretion of our Board of Directors having regard to our earnings, operating and financial condition, capital requirements, other distribution alternatives and such other factors as are deemed relevant by the Board. Please also refer to page 43 in our 2003 Annual Report for more information on forward-looking statements.